February 5, 2014

VIA EDGAR

Mr. Jeff Long

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Driehaus Mutual Funds

Form N-CSR for the period ended December 31, 2012

Investment Company Act File No. 811-07655

Dear Mr. Long:

On behalf of Driehaus Mutual Funds (the “Funds”), we are submitting our response to the comments provided to me on January 8, 2014 resulting from your review of the Funds’ Form N-CSR for the period ended December 31, 2012. For purposes of this response, the following series of the Funds will be referred to collectively as the “Equity Funds”: Driehaus International Discovery Fund, Driehaus Emerging Markets Growth Fund, Driehaus Emerging Markets Small Cap Growth Fund, Driehaus International Small Cap Growth Fund, Driehaus Global Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund. The Driehaus Active Income Fund, Driehaus Select Credit Fund and Driehaus International Credit Opportunities Fund will be referred to collectively as the “Credit Funds.”

1.	Comment: With regard to the Driehaus International Small Cap Growth Fund, you noted that one of the fund’s indexes had changed and inquired if the instructions to Item 27(b)(7) of Form N-1A had been followed related to this change. Specifically, you noted that both the old index and new index should be included in the growth of $10,000 chart.

Response: As described in the Portfolio Manager letter for the Driehaus International Small Cap Growth Fund and under the Performance Overview for the fund, the Morgan Stanley Capital International World ex USA Small Cap Index (“MSCI World ex USA Small Cap Index”) had been removed as a benchmark for the fund because it was determined to be less representative of the fund’s investment universe than the Morgan Stanley Capital International All Country World ex USA Small Cap Growth Index (“MSCI AC World ex USA Small Cap Growth Index” or the “Surviving Benchmark”). The fund determined that the Surviving Benchmark was the “appropriate broad-based securities index” to which it compares its performance and it continues to include information about that index. The fund considered the MSCI World ex USA Small Cap Index to be an additional index and determined that removing this index was not a change in index since the Surviving Benchmark continued to be the benchmark index.

2.	Comment: With regard to the Driehaus Active Income Fund’s Portfolio Managers’ letter discussing the fund’s performance for the year, you noted that the Statement of Operations reflected a negative impact from the swaps contracts held by the fund and inquired whether those contracts should have been referred to in the Portfolio Managers’ letter. Specifically, you referred to guidance included in the Securities and Exchange Commission’s (“SEC”) letter to the Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies,” dated July 30, 2010 (the “ICI Derivatives Letter”).

Response: As noted in the ICI Derivatives Letter, Item 27(b)(7) of Form N-1A requires the Management’s Discussion of Fund Performance to contain disclosure regarding the “factors that materially affected the Fund’s performance…including the relevant market conditions and the investment strategies … (emphasis added).” While the fund held swaps contracts along with other types of derivative instruments (as mentioned in the Portfolio Managers’ letter), its exposure to such instruments was part of certain larger investment strategies which were addressed in the Management’s Discussion of Fund Performance (the “MDFP”). The fund’s portfolio managers believe that the disclosed strategies materially contributed to or materially detracted from the fund’s performance, and not the individual instruments and holdings within those strategies. Although individual swaps contracts may have detracted from fund performance during the year, they were components of various larger strategies, such as the capital structure arbitrage and directional short strategies, which are discussed in the MDFP. Accordingly, we believe that any factor that materially impacted fund performance was adequately disclosed in the MDFP.

3.	Comment: The Shareholder report for the Driehaus Active Income Fund and Driehaus Select Credit Fund discloses the Nortel Networks bond holdings as being in default, yet they appeared to be trading at a premium. You inquired as to the pricing of those holdings.

Response: The Nortel Networks bond holdings have been in default since 2009, but are still highly liquid and traded. The funds have had no difficulty obtaining pricing on these bonds from their pricing vendor, Interactive Data Corporation, during the time that they have been in default and pricing data was and is also readily available on Bloomberg and TRACE. The holdings are trading at a premium primarily due to the accrued interest value that has been continuing to accumulate over time. The company has been liquidated and, at this point, the courts need to determine how the liquidation proceeds will be allocated. The pricing for these holdings is in accordance with the funds’ Pricing Procedures and there is an active market for these holdings.

4.	Comment: You noted that the portfolio turnover for the Driehaus Emerging Markets Small Cap Growth Fund, as disclosed in the Financial Highlights table, had fluctuated significantly between periods and inquired whether the fund had made the appropriate disclosures pursuant to Item 16(e) of Form N-1A.

Response: The Driehaus Emerging Markets Small Cap Growth Fund commenced operations on August 22, 2011 and had portfolio turnover (non-annualized) of 74% for the period August 22, 2011 through December 31, 2011. On an annualized basis, this would be the equivalent of 203% turnover. For the year ended December 31, 2012, the fund’s portfolio turnover was 183%. The fund did not consider this fluctuation of annualized turnover to be significant enough to warrant disclosure pursuant to Item 16(e) of Form N-1A.

5.	Comment: With regard to the Driehaus International Credit Opportunities Fund, you noted that the footnotes disclosed that the fund had a tax return of capital for the year and inquired if the fund had complied with Rule 19a-1 under the Investment Company Act of 1940, as amended.

Response: The Driehaus International Credit Opportunities Fund was a quarterly dividend fund that commenced operations on March 1, 2012. The fund did not have taxable income for the first quarter of 2012 and did not pay a dividend for that quarter. When calculating the dividend distribution for the second quarter of 2012, the fund had positive taxable income and made a distribution of $0.021194 per share, which was not a return of capital at that time. Therefore, no written statement was required pursuant to Rule 19a-1. No dividends were paid by the fund for the third or fourth quarter 2012 as there was no taxable income or gains to be distributed. The return of capital occurred due to changes in the fund’s taxable income during the course of the year caused primarily by the mark-to-market on swaps contracts held by the fund, but the second quarter dividend distribution was not a return of capital at the time of payment and, therefore, a written statement was not required at the time of distribution. The second quarter distribution was determined to be a return of capital while the fund was preparing the annual report to shareholders and, pursuant to Rule 19a-1(e), the amount was reported as a return of capital in that report.

Driehaus Mutual Funds acknowledges:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes in disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Funds may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the time you spent in reviewing the Funds’ Form N-CSR and other filings. If you have any questions or comments, please do not hesitate to call me at (312) 932-8624.

Very truly yours,

/s/ Michelle L. Cahoon
Michelle L. Cahoon
Vice President and Treasurer,
Driehaus Mutual Funds

cc: Mr. Robert H. Gordon

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